Exhibit 99.1

www.hearstargyle.com

NEWS	Contact: Thomas W. Campo

(212) 887-6827
tcampo@hearst.com

HEARST-ARGYLE TELEVISION RESPONDS TO
ANNOUNCEMENT BY HEARST CORPORATION

New York, N.Y., August 27, 2007 — In response to the announcement on Friday, August 24, by Hearst Corporation that it plans to commence a cash tender offer for all outstanding Hearst-Argyle Television, Inc. (NYSE:  HTV) shares not already owned by Hearst Corporation, Hearst-Argyle Television said today that Hearst Corporation’s offer will be considered by a special committee of independent members of the Board of Directors of Hearst-Argyle Television.

The committee will include two Series A directors of Hearst-Argyle Television, Inc.:  David Pulver, who has been a director of Hearst-Argyle Television and a predecessor company, Argyle Television, Inc., since 1994, and who is President of Cornerstone Capital Inc., a private investment firm; and Caroline L. Williams, a director of Hearst-Argyle Television and of Argyle Television, Inc. since 1994, and who is Director of Shareholder Activities for The Nathan Cummings Foundation, for which she previously served as Chief Financial and Investment Officer.

If Hearst Corporation does commence a tender offer, then within 10 business days following such commencement, Hearst-Argyle Television will advise stockholders of its position regarding the offer.

Hearst Corporation’s proposal to commence a tender offer was not made pursuant to any agreement with Hearst-Argyle Television.

Notice to stockholders: The tender offer referenced in this news release has not commenced.  In response to the proposed tender offer, if commenced, Hearst-Argyle Television will file with the Securities and Exchange Commission a solicitation/recommendation statement.  Stockholders of Hearst-Argyle Television are strongly advised to read Hearst-Argyle Television’s solicitation/recommendation statement, if and when it becomes available, regarding the tender offer referred to in this news release, because it will contain important information.  Stockholders may obtain a free copy of the solicitation/recommendation statement (if and when it becomes available) at the SEC’s web site, www.sec.gov.  Stockholders may also obtain, without charge, a copy of the solicitation/recommendation statement (if and when it becomes available), by directing requests to Hearst-Argyle Television’s Investor Relations department.

About Hearst-Argyle

Hearst-Argyle Television, Inc. owns 26 television stations, and manages an additional three television and two radio stations owned by Hearst Corporation, in geographically diverse U.S. markets. The Company’s television stations reach approximately 18% of U.S. TV households, making it one of America’s largest television station groups.  Hearst-Argyle owns 12 ABC-affiliated stations, and manages an additional ABC station owned by Hearst Corporation, and is the largest ABC affiliate group. The Company also owns 10 NBC affiliates, and is the second-largest NBC affiliate owner, and owns two CBS affiliates.  Also, Hearst-Argyle owns more than 30 Websites and currently multicasts 16 digital weather channels.  Hearst Corporation owns approximately 73% of Hearst-Argyle’s total outstanding common stock.  Hearst-Argyle Series A Common Stock trades on the New York Stock Exchange under the symbol “HTV.”  HTV debt is rated investment grade by Moody’s (Baa3), Standard & Poor’s (BBB-) and Fitch (BBB-), each with a stable outlook. Hearst-Argyle’s corporate Web address is www. hearstargyle.com.

FORWARD-LOOKING STATEMENTS

This news release includes forward-looking statements.  We base these forward-looking statements on our current expectations and projections about future events.  These forward looking statements generally can be identified by the use of statements that include phrases such as “anticipate”, “will”, “may”, “likely”, “plan”, “believe”, “expect”, “intend”, “project”, “forecast” or other such similar words and/or phrases.

Actions taken by Hearst Corporation with respect to its proposed offer, as well as other matters, may cause actual events to differ from those we describe.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.